Reid & Rudiger, LLC
(SEC ID NO. 8-51721)

Financial Statements
and Supplemental Schedules

Year Ended December 31, 2020
and
Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reid & Rudiger, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street; Ste 28C; 28th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harrison 212-785-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One; Suite 4103	Iselin	NJ	08831
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Harrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reid & Rudiger, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLI MEZZATESTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6092532
Qualified In Richmond County
My Commission Expires 5-19-23

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reid & Rudiger, LLC
Index to the Financial Statements
December 31, 2020

Table of Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Reid & Rudiger, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reid & Rudiger, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3; and Schedule III- Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2021

Reid & Rudiger, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	653,264
Receivable from clearing broker		830,754
Clearing deposit		50,000
Property and equipment, net of depreciation and amortization of $353,674		6,614
Right of Use Asset		567,695
Security deposit		40,000
Prepaid expenses		67,222
Total Assets	$	2,215,549

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	129,118
Note payable		130,000
Operating lease liability		579,910
Total Liabilities		839,028
Contingencies		
Member's Equity		1,376,521
Total Liabilities and Member's Equity	$	2,215,549

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues:	
Commissions	$ 9,077,666
Other revenue	900,926
Total revenues	9,978,592
Costs and Expenses:	
Compensation and benefits	8,331,345
Clearing expenses	97,743
Computer and telecommunications expense	52,420
Depreciation	3,602
Professional fees	412,067
Rent and utilities	202,071
Office supplies and expense	207,240
Telephone	19,229
Postage and delivery	43,560
Registration and licenses	3,589
Quotations and research	56,836
Insurance	109,247
Entertainment and promotion	940
Seminars and training	3,327
SIPC fee	23,354
Other expenses	683
Total expenses	9,567,253
Net income	$ 411,339

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Total Member's Equity
Balances - January 1, 2020	$ 2,170,182
Member's distributions	(1,205,000)
Net income	411,339
Balance, December 31, 2020	$ 1,376,521

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:	
Net income	$ 411,339
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,602
Amortization of right of use asset	7,104
(Increase) Decrease in Operating assets:	
Decrease in receivable from broker	36,084
Increase in prepaid expenses	(43,179)
Increase (Decrease) in Operating liabilities:	
Increase in accounts payable and accrued expenses	45,661
Net Cash Provided by Operating Activities	460,611
Cash Flows from Investing Activities:	
Equipment purchases	(1,555)
Net Cash Used in Investing Activities	(1,555)
Cash Flows from Financing Activities	
Member's distributions	(1,205,000)
Proceeds from issuing note payable	130,000
Net Cash Used in Financing Activities	(1,075,000)
Net Decrease in Cash	(615,944)
Cash at beginning of the year	1,269,208
Cash at end of the year	$ 653,264

Supplementary Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Notes to Financial Statements
December 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger LLC, ("Company") a New York Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is located in New York, New York. It is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates a number of lines of business as a retail brokerage firm. It clears all securities transactions through a clearing broker, RBC Capital Markets Corporation ("RBC") on a fully disclosed basis. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii).

The Company is wholly-owned by Evermore Holdings, LLC ("Member").

2. SIGNIFICANT ACCOUNTING POLICIES

Cash
The Company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit of $250,000.

Revenue Recognition
Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing broker (RBC) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2020. The amount due from the clearing broker (RBC) is $830,754.

Clearing Deposit
The Company is required to maintain a deposit of $50,000 according to the terms of its fully disclosed clearing agreement with its clearing broker, RBC Correspondent Services.

Other Revenue
Included in other revenue in the statement of income is approximately $908,719 of interest income pursuant with an interest sharing agreement with the Company's clearing broker. A realized loss of approximately $9,000 is also included.

Income Taxes
The Company is a limited liability Company taxed as a disregarded entity and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The Company files a consolidated tax return with its Member, the owners of which are individually responsible for reporting their share of the Company's income or loss.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Company adopted ASC 326, Financial Instruments - Credit Losses effective January 1, 2020.

Allowance for Credit Losses
ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified accounts receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. The Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including commissions and other receivables, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions and other receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

3. LEASES

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate based on the information available at the commencement date for all leases. The Company's estimated incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

3. LEASES (continued)

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The lease cost associated with short-term leases is recognized on a straight-line basis over the lease term.

The Company has an obligation as a lessee for office space with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The Company posted a $40,000 security deposit. The lease agreement is for a five-year term expiring in 2024 with annual renewals unless cancelled by either party thereafter. The lease is further discussed below.

Maturities of lease liabilities under the noncancellable operating lease as of December 31, 2020 are as follows:

Year	Amount
2021	173,830
2022	182,767
2023	195,674
2024	137,380
Total undiscounted lease payments	689,651
Less imputed interest	(109,741)
Total lease liabilities	$ 579,910

The components of lease cost for the year ended December 31, 2020, are as follows:

Operating lease cost	$ 182,853
Short-term lease cost	19,218
Total lease cost	$ 202,071

Other information related to leases as of December 31, 2020, was as follows:

Supplemental cash flow information:	
ROU asset obtained in exchange for lease obligation	$ 567,695
Amortization of ROU asset	$ 182,853
Operating lease payments	$ (175,749)
Weighted average remaining lease term	3.67 years
Weighted average discount rate	6%

4. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,262,685, which was $1,253,262 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

5. COMMITMENTS

Customer Transactions
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. PROPERTY AND EQUIPMENT

Fixed assets consist of the following at December 31, 2020:

Machinery and equipment	$ 23,958
Furniture and fixtures	216,578
Computers	33,073
Leasehold improvements	86,679
Less: Accumulated depreciation and amortization	(353,674)
	$ 6,614

The depreciation for the year was $3,602 under the straight line method where furniture and fixtures are depreciated over 7 years and computers are depreciated over 5 years.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at two financial institutions and these balances may be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. ARBITRATION SETTLEMENTS AND LEGAL MATTERS

The Company is a party to several arbitrations, brought by customers and pending before FINRA Dispute Resolution. The Company is vigorously defending the arbitrations. There have been no provisions made in the Financial Statements for these matters, the outcome of which are currently uncertain.

9. NOTE PAYABLE

Note payable of $130,000 as of December 31, 2020 represents a loan from JP Morgan Chase Bank on behalf of the SBA pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company used the entire loan proceeds on qualifying expenses.

10. COVID-19

A coronavirus (COVID-19) was first reported in China. In January 2020, The World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and supplies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of COVID-19 on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2020

Reid & Rudiger, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

NET CAPITAL	
Total member's equity	$ 1,376,521
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(67,222)
Property & equipment	(6,614)
Security deposit	(40,000)
Net capital before haircuts on securities positions	1,262,685
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 1,262,685
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 129,118
Operating lease liability, net of Right of use asset	12,215
Aggregate indebtedness	$ 141,333
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 9,423
Minimum net capital required	$ 5,000
Excess net capital	$ 1,253,262
Net capital less greater of 10% of total A1 or 120% of minimum net capital	$ 1,248,552
Ratio of aggregate indebtedness to net capital is	0.12 to 1

There was no material difference between the Company's net capital computation shown above and the net capital computation included in the Company's amended unaudited Form X-17A-5, Part IIA report as of December 31, 2020, which was filed on March 31, 2021.

Reid & Rudiger, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2020

A computation of reserve requirements is not applicable to Reid & Rudiger LLC, as the Company does not effect transactions with customers as defined in Rule 15c3-3.

See report of independent registered public accounting firm.

Reid & Rudiger, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to Reid & Rudiger LLC, as the Company does not effect transactions with customers sa defined in Rule 15c3-3..

See report of independent registered public accounting firm.

517 Route One, Suite 4103
Iselin, NJ 08830

(732) 781-2712
berkower.io

berkower
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Reid & Rudiger, LLC:

We have reviewed management's statements, included in the accompanying Reid & Rudiger, LLC Exemption Report under SEA Rule 17a-5(d)(4), in which (1) Reid & Rudiger, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reid & Rudiger, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(*ii*) (the "Exemption Provisions") and (2) Reid & Rudiger, LLC stated that Reid & Rudiger, LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Reid & Rudiger, LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reid & Rudiger, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2021

Reid & Rudiger, LLC - Exemption Report

Reid & Rudiger, LLC ("The Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, The Company states the following:

1. The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by paragraph (k)(2)(ii) of Rule 15c3-3, and

2. The Company met the identified exemption provision without exception. throughout the period January 1, 2020 through December 31, 2020.

Reid & Rudiger, LLC

Marc Harrison, President

3/26/21

Date